[GRAPHIC OMMITED]

TELEON CORP.

August 13, 2002

VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Filing Desk

     Re: Teleon Corp./Application For Withdrawal on FORM RW pursuant to Rule 477 of the Securities Act of 1933, as amended, of the Registration Statement for 328,000 shares of stock for Kyle Kennedy on Form S-8 filed June 21, 2002 (File No. 333-90966)

Ladies and Gentlemen:

     In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Teleon Corp., a Florida Corporation (the "Registrant") hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement of 328,000 shares of stock for Kyle Kennedy on Form S-8 (the "Registration Statement) (File No. 333-90966) filed on June 21,2002.

     The Registrant confirms that the securities referenced in the Registration Statement for Kyle Kennedy have not left the possession, custody and control of the Registrant and therefore have not been issued to the beneficiary of the registration, and no securities have been or will be issued or sold pursuant to the Registration Statement.

     The Company has determined at this time not to proceed with the Offering because the consulting agreement pursuant to which the Offering was to be made has been terminated and requests that the Commission consent to this application on the grounds that withdrawal of the Form S-8 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

     If you have any questions regarding this letter, please contact Glenn E. Goldberg of the law firm of Goldberg Law Group, P.A. at (727) 812-4070.

                                         Sincerely,

                                         TELEON CORP.


                                By: /s/ Chuck Williams
                                ----------------------
                                Chuck Williams
                                Title


                5414 West Crenshaw Street, Tampa, Florida 33634 -
                      Office 813-496-1149, Fax 813-243-0777